# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRC Inc., CIK 0001891101
CUSIP: 05601U105
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3131 W. 2210 S., SUITE C, WEST VALLEY CITY, Utah (UT), 84119
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0001559771
Persons authorized to receive notices and communications: GLENN W. WELLING, ENGAGED CAPITAL, LLC, 610 Newport Center Drive, Suite 950, Newport Beach, California (CA), 92660, 949-734-7900; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Engaged Capital Flagship Master Fund, LP (CIK 0001580761): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 13,935,560; sole dispositive power 0; shared dispositive power 13,935,560; aggregate amount beneficially owned 13,935,560 (12.2% of the class)
- Engaged Capital LLC (CIK 0001559771): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 13,935,560; sole dispositive power 0; shared dispositive power 13,935,560; aggregate amount beneficially owned 13,935,560 (12.2% of the class)
- Engaged Capital Holdings, LLC (CIK 0001580769): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,935,560; sole dispositive power 0; shared dispositive power 13,935,560; aggregate amount beneficially owned 13,935,560 (12.2% of the class)
- Welling Glenn W. (CIK 0001580771): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 662,231; shared voting power 13,935,560; sole dispositive power 662,231; shared dispositive power 13,935,560; aggregate amount beneficially owned 14,597,791 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: BRC Inc.
Address of issuer's principal executive offices: 3131 W. 2210 S., SUITE C, WEST VALLEY CITY, Utah (UT), 84119

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Engaged Capital Flagship Master Fund, LP, a Cayman Islands exempted limited partnership ("Engaged Capital Flagship Master"), with respect to the Shares directly and beneficially owned by it;

(ii) Engaged Capital, LLC, a Delaware limited liability company ("Engaged Capital"), as the general partner and investment adviser of Engaged Capital Flagship Master;

(iii) Engaged Capital Holdings, LLC, a Delaware limited liability company ("Engaged Holdings"), as the managing member of Engaged Capital; and

(iv) Glenn W. Welling, as the Founder and Chief Investment Officer ("CIO") of Engaged Capital, the sole member of Engaged Holdings and trustee of the Welling Family Trust (the "Welling Trust").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in and attached to Amendment No. 6 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of Engaged Capital Flagship Master is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 950, Newport Beach, California 92660.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Engaged Capital Flagship Master is investing in securities. Engaged Capital is a registered investment advisor and serves as the investment adviser and general partner of Engaged Capital Flagship Master. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital and the sole member of Engaged Holdings. Mr. Welling also serves as trustee of the Welling Trust.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as provided below.

On January 16, 2026, the Securities and Exchange Commission (the "SEC") announced an order settling charges against Engaged Capital for, according to the SEC order, failing to disclose conflicts of interest regarding Engaged Capital, its personnel and its clients' ownership of the sponsor of a Special Purpose Acquisition Company into which Engaged Capital invested its personnel's and its clients' assets to provide financing for the closing of a business combination. Without admitting or denying the findings, Engaged Capital consented to the entry of the SEC's order finding that it violated Section 206(2) of the Investment Advisers Act of 1940, as amended, and agreed to a cease-and-desist order, a censure and a $200,000 civil penalty, which Engaged Capital has paid in full.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Engaged Capital Flagship Master is organized under the laws of the Cayman Islands. Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

9,375,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $93,750,000, were purchased with working capital, pursuant to the Forward Purchase Agreement (as previously defined and described in Item 4 of the Schedule 13D). 1,000,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $10,000,000, were purchased with working capital, pursuant to the Subscription Agreement (as previously defined and described in Item 4 of the Schedule 13D). 125,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the Distribution (as previously defined and described in Item 2 of Amendment No. 1 to the Schedule 13D). 1,951,018 of the Shares beneficially owned directly by Engaged Capital Flagship Master were acquired pursuant to the SilverBox Distribution (as defined in Amendment No. 2 to the Schedule 13D). 1,084,542 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $3,595,444, including brokerage commissions, were purchased with working capital. 400,000 of the Shares beneficially owned directly by Engaged Capital Flagship Master, the aggregate cost for which was $500,000, were purchased with working capital in the Offering (as defined in Amendment No. 9 to the Schedule 13D).

100,000 of the Shares held by the Welling Trust were acquired pursuant to the Distribution. 406,092 of the Shares held by the Welling Trust were acquired in connection with the SilverBox Distribution.

Mr. Welling has also been awarded an aggregate of 255,091 restricted stock units ("RSUs") under the Issuer's 2022 Omnibus Incentive Plan in connection with his service as a director of the Issuer, of which 156,139 RSUs have vested or vest within 60 days of the date hereof. Each RSU represents a contingent right to receive one Share upon settlement for no consideration, which will be delivered to Mr. Welling following vesting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 114,647,011 Shares outstanding as of October 29, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 13,935,560 Shares, constituting approximately 12.2% of the Shares outstanding.

As of the date hereof, 506,092 Shares were held in the Welling Trust, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Welling directly beneficially owned 156,139 Shares (including 11,538 RSUs that vest within 60 days of the date hereof), constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, may be deemed to beneficially own the 13,935,560 Shares owned by Engaged Capital Flagship Master, constituting approximately 12.2% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 13,935,560 Shares owned by Engaged Capital Flagship Master, constituting approximately 12.2% of the Shares outstanding.

Mr. Welling, (i) as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 13,935,560 Shares owned by Engaged Capital Flagship Master, and (ii) as trustee of the Welling Trust, may be deemed to beneficially own the 506,092 Shares held in the Welling Trust, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 14,597,791 Shares, constituting approximately 12.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Engaged Capital Flagship Master, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to share the power to vote and dispose of the Shares owned by Engaged Capital Flagship Master.

Mr. Welling may be deemed to have the sole power to vote and dispose of the Shares that he owns directly as well as the shares owned directly by the Welling Trust.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Signatures
- Engaged Capital Flagship Master Fund, LP: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer of Engaged Capital, LLC, its General Partner (01/21/2026)
- Engaged Capital LLC: /s/ Glenn W. Welling, Glenn W. Welling, Founder and Chief Investment Officer (01/21/2026)
- Engaged Capital Holdings, LLC: /s/ Glenn W. Welling, Glenn W. Welling, Sole Member (01/21/2026)
- Welling Glenn W.: /s/ Glenn W. Welling, Glenn W. Welling (01/21/2026)